UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to __________

Commission File Number: 1-12579

OGE ENERGY CORP.

EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT

SAVINGS PLAN

(Full title of the Plan)

OGE ENERGY CORP.

321 North Harvey

P.O. Box 321

Oklahoma City, Oklahoma 73101-0321

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

OGE ENERGY CORP.

EMPLOYEES’ STOCK OWNERSHIP AND

RETIREMENT SAVINGS PLAN

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2005

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the OGE Energy Corp.

Benefits Committee:

We have audited the accompanying statements of net assets available for benefits of the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Oklahoma City, Oklahoma
June 2, 2006

OGE ENERGY CORP.

EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
INVESTMENTS (AT FAIR VALUE)
Investments in common stock	$168,021,233	$165,252,451
Investments in mutual funds	149,212,221	134,411,356
Investments in common collective trust	32,315,928	29,580,957
Participant loans	10,306,550	10,028,966
Interest-bearing cash	1,632,794	2,336,719

Net assets available for benefits	$361,488,726	$341,610,449

The accompanying Notes to Financial Statements are an integral part hereof.

OGE ENERGY CORP.

EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS
Contributions
Company	$6,788,311
Participants	15,903,135
Rollover	576,034

Unrealized appreciation in fair value of investments
Common stock	846,989
Mutual funds	4,110,596

Realized gains on investments
Common stock	1,039,934
Mutual funds	51,407

Investment income
Common stock	5,401,274
Mutual funds	6,123,329
Common collective trust	1,195,859
Interest-bearing cash	61,379
Interest on loans	556,602

Total additions	42,654,849

DEDUCTIONS
Distributions to participants	(22,729,477)
Administrative expenses	(47,095)
Total deductions	(22,776,572)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	19,878,277

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	341,610,449
End of year	$361,488,726

The accompanying Notes to Financial Statements are an integral part hereof.

OGE ENERGY CORP.

EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan (the “Plan”), originally the Oklahoma Gas and Electric Company Employees’ Thrift Plan, was adopted in 1981 and became effective January 1, 1982. The Plan is a defined contribution trusteed plan. Fidelity Management Trust Company (“Fidelity”) serves as the Trustee of the Plan and is responsible for the safekeeping and investment of all contributions made to the trust in accordance with the Trust agreement between OGE Energy Corp. (the “Company”) and the Trustee. The following description of the Plan provides only general information of the Plan’s provisions. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

By action of OGE Energy Corp.’s Board of Directors taken on July 15, 1998, the Oklahoma Gas and Electric Company Employees’ Stock Ownership Plan (the “ESOP”) was merged into the Plan effective October 1, 1998. The ESOP had been frozen since 1986. Therefore, since it was frozen, no contributions have been made to the ESOP and no new participants have entered the ESOP. All participants of the ESOP are fully vested in the amounts allocated to their ESOP accounts under the Plan. The name of the surviving plan was changed to the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan. The merged Plan implements a dividend pass-through program in which dividends allocable to shares of the Company common stock in the ESOP accounts are paid in cash to participants by the Trustee. Such dividends are included in distributions to participants on the Statement of Changes in Net Assets Available for Benefits. Dividend pass-through is optional for other shares of the Company common stock held in participant accounts under the Plan.

General

Participation in the Plan is voluntary. The Plan is administered by a committee (the “Benefits Committee”) appointed by the Benefits Oversight Committee. The Benefits Oversight Committee consists of at least two members appointed by the Company’s Board of Directors. On April 15, 2005, the Benefits Oversight Committee approved increasing the number of Benefits Committee members from seven to eight, effective May 20, 2004, and on August 3, 2005, approved increasing the number from eight to nine effective August 3, 2005. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

Each regular full-time employee of the Company or a participating affiliate is eligible to participate in the Plan immediately. All other employees of the Company or a participating affiliate are eligible to become participants in the Plan after completing one year of service, as defined in the Plan.

Contributions

Each pay period participants may contribute any whole percentage between two percent and 19 percent of their compensation, as defined in the Plan, for that pay period. Participants may change contribution percentages in advance of any pay period. Contributions of the first six percent of compensation are defined in the Plan as “Regular Contributions” and contributions over six percent of compensation are defined in the Plan as “Supplemental Contributions.” Participants may designate, at their discretion, all or any portion of their Regular and Supplemental Contributions to the Plan as: (i) a salary reduction contribution under Section 401(k) of the Internal Revenue Code (the “Code”) subject to the limitations thereof; or (ii) a contribution made on an after-tax basis. The portion of the participant’s contribution that is designated as a salary reduction contribution is defined in the Plan as a “Tax-Deferred Contribution” and is not subject to federal income tax until such portion is withdrawn or distributed from the Plan.

Participants who have attained age 50 before the close of each year are allowed to make additional contributions, defined in the Plan as “Catch-Up Contributions”, for the year in accordance with and subject to the limitations of Section 414(v) of the Code. Similar to Tax-Deferred Contributions, Catch-Up Contributions are salary reduction contributions under Section 401(k) of the Code and are not subject to federal income tax until such contributions are withdrawn or distributed from the Plan.

Participants can direct that their contributions be invested in multiples of one percent in any one or all of the investment options available, including the OGE Energy Corp. Common Stock Fund which invests primarily in the Company’s common stock. Participants may change investment allocations of contributions on any business day.

The Plan allows rollovers from other eligible retirement plans. Participants may invest their rollovers into the OGE Energy Corp. Common Stock Fund or any of the other investment options available under the Plan. Amounts rolled over cannot be withdrawn during employment.

Employer Matching Contributions

For each pay period, the Company contributes to the Plan, on behalf of each participant, 50 percent of the participant’s Regular Contributions for participants whose employment or re-employment date, as defined in the Plan, occurred before February 1, 2000 and who have less than 20 years of service, as defined in the Plan, and 75 percent of the participant’s Regular Contributions for participants whose employment or re-employment date occurred before

February 1, 2000 and who have 20 or more years of service.  For participants whose employment or re-employment date occurred on or after February 1, 2000, the Company contributes to the Plan, on behalf of each participant, 100 percent of the participant’s Regular Contributions deposited during each pay period. No Company contributions are made with respect to a participant’s Supplemental Contributions, Catch-Up Contributions or Regular Contributions based on overtime payments, pay-in-lieu of overtime for exempt personnel, special lump-sum recognition awards and lump-sum merit awards included in compensation for determining the amount of participant contributions. The Company’s contribution may be made in shares of the Company’s common stock or in cash, which is used to invest in the Company’s common stock. The Company’s contribution is initially allocated for investment in the OGE Energy Corp. Common Stock Fund and may be reallocated, at any time, by participants to other available investment options.

Vesting

Participants’ Regular, Supplemental, Rollover and Catch-Up Contributions are fully vested and non-forfeitable. Employees participating in the Plan on or after January 1, 2002 vest in their allocated share of Company contributions over a six-year period. After two years of service, participants become 20 percent vested in their Company contribution account and vest an additional 20 percent for each subsequent year of service. In addition, participants fully vest when they are eligible for normal or early retirement under the Company’s Retirement Plan, in the event of their termination due to death, permanent disability or upon attainment of age 65 while employed by the Company or its affiliates.

Forfeitures of non-vested Company contributions resulting from termination of employment are used to reduce the Company’s contributions. During 2005, there were no material forfeitures of non-vested Company contributions. At December 31, 2005 and 2004, there were no material forfeited and unallocated assets. Forfeitures are reinstated if the participant is re-employed by the Company or an affiliate thereof within five years.

Withdrawals

During employment, participants may not withdraw Tax-Deferred Contributions or Catch-Up Contributions and income earned thereon until attainment of age 59 ½, except in the event of financial hardship where a participant may withdraw their Tax-Deferred Contributions and Catch-Up Contributions exclusive of earnings after 1988. Withdrawals are made in cash. Participants can generally make one withdrawal per calendar year for no less than either $300 or 100 percent of the participant’s after-tax contribution account, whichever is less. Subject to the foregoing, a withdrawal can be comprised of after-tax contributions, vested Company contributions, Catch-Up Contributions and Tax-Deferred Contributions and any income earned thereon. Hardship withdrawals must be approved by the Benefits Committee.

Distributions

Participants may request distribution of their vested accounts upon termination of employment with the Company and its affiliates for any reason. Distributions may be made in a lump-sum payment, installment payments or a combination thereof at the participant’s election. Participants who are under age 70 ½ at termination may defer commencement of their distributions until April 1 of the year after the year in which they reach age 70 ½.

All distributions are made in cash or in kind as the participant elects. All amounts invested in the OGE Energy Corp. Common Stock Fund, whether purchased with participant or Company contributions, may be paid in cash, in full shares of the Company’s common stock with fractional shares being paid in cash or a combination thereof at the participant’s election. The Plan implements a dividend pass-through program in which all dividends allocable to shares of the Company common stock in participants’ accounts are automatically paid in cash to participants based on the number of shares allocated to their accounts as of the ex-dividend date for such dividend unless otherwise requested for dividends allocable to accounts other than ESOP accounts. Any dividends not distributed in cash are used to purchase additional shares of the Company’s common stock, which are allocated to the respective participants’ accounts in the form of additional units. Participants receiving distributions or withdrawals which are eligible rollover distributions, as defined in the Plan, may elect to make rollovers to an eligible retirement plan provided that such eligible retirement plan accepts direct rollovers.

Effective March 28, 2005, upon termination of service for any reason, if a participant’s vested account is less than or equal to $1,000, it will automatically be distributed in a lump-sum payment to the participant as soon as administratively possible following termination. From January 1, 2005 through March 27, 2005, this amount was set at $5,000.

Participant Loans

The maximum amount that a participant may borrow is the lesser of either $50,000 or 50 percent of the participant’s vested account balance. No amounts may be borrowed from a participant’s ESOP account. A participant may have no more than two loans outstanding at one time. The loans are secured by the participant’s vested account balance. All loans granted must be repaid pursuant to a written repayment schedule not to exceed five years and evidenced by a written promissory note signed by the borrower. Borrowed amounts do not share in the earnings and losses of the investment funds. Rather, interest payments on the loan are credited to the participant’s account in the Plan. If a participant should terminate from the Plan, any outstanding loan balance is converted to a distribution when distribution payments commence.

The interest rate for loans, as established by the Benefits Committee, is equal to the “prime rate,” as published in the Wall Street Journal on the first business day of the month on or next preceding the date the loan is made, plus one percent. The range for interest rates was 6.0 percent to 8.0 percent for loans initiated during 2005. Interest incurred on loans during 2005 was $556,602.

Administrative Expenses

Certain expenses of administering the Plan are expected to be paid by the participants. Participants obtaining a loan are charged $35.00 to initiate the loan and $15.00 annually for maintenance. All other administrative expenses of the Plan currently are being paid by the Company, including legal, accounting and trustee fees.

Plan Termination

The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend, modify, revoke or terminate the Plan at any time upon the direction of the Company’s Board of Directors or the Company’s Benefits Oversight Committee, as provided in the Plan. If the Plan is terminated for any reason, the interests of all affected participants will be fully vested and the Benefits Committee will direct that the participants’ account balances be distributed as provided in the Plan.  The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are stated at fair value. Shares of the mutual funds are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end. Common collective trusts are valued by the trustee thereof based on the fair values of the underlying investments of the trusts using quoted market prices. Common stock is valued at published market prices. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The AIM Dynamics Fund was removed from the available investment options effective December 31, 2004. Participants reallocated their funds in the AIM Dynamics Fund to other available investment options. Any funds that were not reallocated by December 31, 2004 from the AIM Dynamics Fund were transferred to the Calamos Growth A Fund as soon as possible thereafter. The transfer of funds from the AIM Dynamics Fund to the Calamos Growth A Fund was completed in February 2005.

On June 1, 2005, the Benefits Committee approved adding the American Funds EuroPacific Growth Fund (R4 Class), the AIM International Growth Fund (Class A) and the Goldman Sachs Mid Cap Value Fund (Class A) as available investment options beginning September 1, 2005.

Unit Accounting

The Plan utilizes the unit method of accounting, which allows the OGE Energy Corp. Common Stock Fund to hold a small amount of cash for liquidity purposes. The value of each unit does not significantly vary from the price of the common stock held in the fund. The common stock price is readily available to the participants and is printed in many publications. Participants may hold units of the OGE Energy Corp. Common Stock Fund representing their proportionate interest in both the common stock and cash held in the fund.

Reclassifications

Certain prior year amounts have been reclassified on the Statements of Net Assets Available for Benefits to conform to the 2005 presentation. On the Statements of Net Assets Available for Benefits, the interest-bearing cash portion held as part of the investment in the OGE Energy Corp. Common Stock Fund has been separately reported at December 31, 2005 and 2004.

3.	Amounts Due To Participants

As of December 31, 2005 and 2004, there were no participants that had terminated and requested a distribution who had not received payment of the distribution.

4.	Investments

Investments of Company common stock in the OGE Energy Corp. Common Stock Fund (which includes both ESOP and other accounts) at December 31, 2005 and 2004, of $168,021,233 and $165,252,451, respectively, are stated at fair value.

The only nonparticipant-directed investments in the Plan are held in the ESOP accounts in the OGE Energy Corp. Common Stock Fund. The OGE Energy Corp. Common Stock Fund also holds participant-directed investments and interest-bearing cash. Information about the nonparticipant-directed net assets relating to the ESOP accounts held in the OGE Energy Corp. Common Stock Fund at December 31, 2005 and 2004 and the changes in nonparticipant-directed net assets during 2005 is as follows:

Net Assets at December 31, 2004	$ 8,323,297
Unrealized appreciation in fair value of investments	85,389
Realized gain on investments	22,912
Investment income	714
Distributions to participants	(703,125)
Net Assets at December 31, 2005	$ 7,729,187

The following investments represent five percent or more of the Plan’s net assets:

	December 31,
	2005	2004
OGE Energy Corp. Common Stock*	$ 168,021,233	$ 165,252,451
Fidelity Contrafund	33,963,004	27,238,596
Fidelity Managed Income Portfolio	32,315,928	29,580,957
Fidelity Blue Chip Growth Fund	21,719,463	23,046,203
Fidelity Asset Manager: Growth	18,072,787	18,190,813
Fidelity Growth and Income Portfolio	17,582,874	18,157,072

* December 31, 2005 and 2004 includes $7,654,799 and $8,248,909, respectively, of nonparticipant-directed investments.

5.	Income Tax Status

The Plan is a qualified plan under provisions of Section 401(a) of the Code and is exempt from federal income taxes under provisions of Section 501(a) of the Code. The Company received a favorable determination letter dated December 16, 2002 which stated that the Plan was qualified and the related trust was tax exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. While the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.	Related Party Transactions

Certain Plan investments are in interest-bearing cash, mutual funds and common collective trusts managed by Fidelity. Fidelity also serves as the Trustee of the Plan and, therefore, Plan transactions involving these mutual funds, common collective trusts or interest-bearing cash qualify as party-in-interest transactions under ERISA and the Code. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the Plan sponsor, Plan transactions involving the Company’s common stock qualify as party-

in-interest transactions. All of these transactions are exempt from the prohibited transaction rules of ERISA and the Code under statutory or governmental agency exemptions.

7.	Subsequent Event

On August 3, 2005, the Benefits Committee approved adding the Wells Fargo Advance Small Cap Value Fund (Class Z) as an available investment option beginning January 3, 2006.

SUPPLEMENTAL SCHEDULE

OGE ENERGY CORP.

EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EMPLOYER IDENTIFICATION NUMBER: 73-1481638

PLAN NUMBER: 003

DECEMBER 31, 2005

(a)	(b)	(c)	(d)	(e)
*	Issuer	Description of Investment	Cost	Current Value

	Nonparticipant-directed:
*	OGE Energy Corp.	Common stock, $0.01 par value	$ 2,515,010	$ 7,654,799
*	Fidelity Mgmt. Trust Co.	Interest-bearing cash	74,388	74,388

	Participant-directed:
*	OGE Energy Corp.	Common stock, $0.01 par value	**	160,366,434
*	Fidelity Mgmt. Trust Co.	Interest-bearing cash	**	1,558,406
	AIM	International Growth A Fund, mutual fund	**	380,609
	American Funds	EuroPacific Growth R4 Fund, mutual fund	**	1,231,844
	Calamos	Growth A Fund, mutual fund	**	10,167,369
*	Fidelity Mgmt. Trust Co.	Asset Manager, mutual fund	**	10,909,012
*	Fidelity Mgmt. Trust Co.	Asset Manager: Growth, mutual fund	**	18,072,787
*	Fidelity Mgmt. Trust Co.	Asset Manager: Income, mutual fund	**	4,895,432
*	Fidelity Mgmt. Trust Co.	Blue Chip Growth Fund, mutual fund	**	21,719,463
*	Fidelity Mgmt. Trust Co.	Contrafund, mutual fund	**	33,963,004
*	Fidelity Mgmt. Trust Co.	Freedom Income Fund, mutual fund	**	368,640
*	Fidelity Mgmt. Trust Co.	Freedom 2000 Fund, mutual fund	**	234,230
*	Fidelity Mgmt. Trust Co.	Freedom 2010 Fund, mutual fund	**	1,334,481
*	Fidelity Mgmt. Trust Co.	Freedom 2020 Fund, mutual fund	**	611,551
*	Fidelity Mgmt. Trust Co.	Freedom 2030 Fund, mutual fund	**	391,185
*	Fidelity Mgmt. Trust Co.	Freedom 2040 Fund, mutual fund	**	495,932
*	Fidelity Mgmt. Trust Co.	Growth and Income Portfolio, mutual fund	**	17,582,874
*	Fidelity Mgmt. Trust Co.	Low Price Stock Fund, mutual fund	**	9,634,555
*	Fidelity Mgmt. Trust Co.	Managed Income Portfolio, common collective trust	**	32,315,928
*	Fidelity Mgmt. Trust Co.	Small Cap Stock Fund, mutual fund	**	1,491,442
	Goldman Sachs	Mid Cap Value A Fund, mutual fund	**	1,369,557
	PIMCO	Total Return Administrative, mutual fund	**	6,298,978
	Spartan	Total Market Index Fund, mutual fund	**	2,363,132
	Templeton	Foreign A, mutual fund	**	5,696,144

*	Participant loans	Participant Loans, with various maturity dates and interest rates ranging from 5.0% to 10.5%	0	10,306,550

		Total investments		$ 361,488,726
*	Party-in-interest
**	Investments are participant-directed, thus cost information is not applicable.

SIGNATURES

The undersigned consist of the members of the Benefits Committee having the responsibility for the administration of the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City and State of Oklahoma on the 23rd day of June 2006.

OGE ENERGY CORP.
EMPLOYEES’ STOCK OWNERSHIP
AND RETIREMENT SAVINGS PLAN

By	/s/	Carla D. Brockman
Carla D. Brockman
Chairman

By	/s/	Philip L. Crissup
Philip L. Crissup
Member

By	/s/	Dale P. Hennessy
Dale P. Hennessy
Member

By	/s/	Jean C. Leger Jr.
Jean C. Leger Jr.
Member

By	/s/	Michael R. Mathews
Michael R. Mathews
Member

By	/s/	Chris E. Meyers
Chris E. Meyers
Member

By	/s/	Donald R. Rowlett
Donald R. Rowlett
Member

By	/s/	Margaret A. Walsh
Margaret A. Walsh
Member

EXHIBIT INDEX

Exhibit No.	Description

23.01	Consent of Independent Registered Public Accounting Firm.

Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-104497) pertaining to the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan of our report dated June 2, 2006, with respect to the financial statements and schedule of the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

/s/	Ernst & Young LLP

Oklahoma City, Oklahoma

June 22, 2006